September 23, 2019

Christopher Pappas
Chairman, President and Chief Executive Officer
The Chefs' Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877

       Re: The Chefs' Warehouse, Inc.
           Form 10-K For Fiscal Year Ended December 28, 2018
           Filed March 1, 2019
           File No. 1-35249

Dear Mr. Pappas:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2018

Note 2-Summary of Significant Accounting Policies
Goodwill, page 56

1. You indicate that "In the fourth quarter of 2018, the Company reevaluated its operating segments to align with how the Company's chief operating decision maker evaluates performance and allocates resources. This analysis resulted in a change from two reporting units, Protein and Specialty, to three reporting units, East Coast, Midwest and
      West Coast." We interpret this disclosure to mean you changed your operating segments from two to three segments and that your operating segments represent your reporting units. If our understanding is incorrect, please clarify our understanding as to what you meant by this disclosure and define your operating segments. On page 52, you disclose that you operate in one reportable segment, food product distribution. If your current business consists of three operating segments, please address in detail how you met the aggregation criteria in ASC 280-10-50-11 for your revised operating segments. If the
 Christopher Pappas
The Chefs' Warehouse, Inc.
September 23, 2019
Page 2
      Protein and Speciality reporting units comprised separate operating segments in prior years, please advise how those units met the aggregation criteria in ASC 280-10-50-11 in prior years. In any event, please ensure your financial statements clearly disclose your identified operating segments as distinguished from your reporting units and consider discussing your results of operations on an operating segment basis, if appropriate.
      Finally, please provide the history of your determination of operating and reportable segments from the point you became a reporting company to the most recent annual financial statements. We may have further comment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jim
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 with any questions.



                                                          Sincerely,
FirstName LastNameChristopher Pappas
                                                          Division of
Corporation Finance
Comapany NameThe Chefs' Warehouse, Inc.
                                                          Office of Consumer
Products
September 23, 2019 Page 2
cc:       Alexandros Aldous
FirstName LastName